Filed pursuant to Rule 433

Registration Statement No.: 333-209450

THE BANK OF NEW YORK MELLON CORPORATION

$500,000,000 3.850% SENIOR NOTES DUE 2028

April 23, 2018

ISSUER: THE BANK OF NEW YORK MELLON CORPORATION

SECURITIES: SENIOR MEDIUM-TERM NOTES, SERIES J

EXPECTED RATINGS (MOODY’S / S&P / FITCH / DBRS)*: A1 (STABLE) / A (STABLE) / AA- (STABLE) / AAL (STABLE)

LEGAL FORMAT: SEC-REGISTERED

MATURITY DATE: APRIL 28, 2028

TRADE DATE: APRIL 23, 2018

SETTLEMENT DATE: APRIL 30, 2018 (T+5) **

COUPON: 3.850% PER ANNUM

COUPON FREQUENCY: SEMI-ANNUALLY

INTEREST PAYMENT DATES: INTEREST PAYS SEMI-ANNUALLY ON EACH APRIL 28 AND OCTOBER 28, COMMENCING ON OCTOBER 28, 2018 AND ENDING ON THE MATURITY DATE

DAY COUNT CONVENTION: 30/360

PRINCIPAL AMOUNT: $500,000,000

ISSUE PRICE: 99.778% OF PRINCIPAL AMOUNT

NET PROCEEDS (BEFORE EXPENSES) TO ISSUER: $498,140,000

BENCHMARK TREASURY: UST 2.750% DUE FEBRUARY 15, 2028

BENCHMARK TREASURY YIELD: 2.977%

SPREAD TO BENCHMARK TREASURY: +90 BASIS POINTS

RE-OFFER YIELD: 3.877%

DENOMINATIONS: $1,000 X $1,000

LISTING: NONE

CUSIP/ISIN: 06406RAH0 / US06406RAH03

BOOKRUNNERS:	BNP PARIBAS SECURITIES CORP.
CREDIT SUISSE SECURITIES (USA) LLC
DEUTSCHE BANK SECURITIES INC.
RBC CAPITAL MARKETS, LLC
BNY MELLON CAPITAL MARKETS, LLC

CO-MANAGERS:	HSBC SECURITIES (USA) INC.
JEFFERIES LLC
NOMURA SECURITIES INTERNATIONAL, INC.
RBS SECURITIES INC.
SANTANDER INVESTMENT SECURITIES INC.
MULTI-BANK SECURITIES, INC.
THE WILLIAMS CAPITAL GROUP, L.P.

The notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674, Credit Suisse Securities (USA) LLC at 1-800-221-1037, Deutsche Bank Securities Inc. at 1-800-503-4611, RBC Capital Markets, LLC at 1-866-375-6829 or BNY Mellon Capital Markets, LLC at 1-800-269-6864.

*	A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

**	The Book-Runners and Co-Managers expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Term Sheet. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+2 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.